TERMINATION OF THE CERTIFICATE OF DESIGNATIONS
OF
7.50% SERIES A MANDATORY CONVERTIBLE PREFERRED STOCK
OF
ENERGIZER HOLDINGS, INC.

Pursuant to Section 351.180 of
The General and Business Corporation Law of Missouri

Energizer Holdings, Inc., a corporation organized and existing under The General and Business Corporation Law of Missouri (the “Company”), in accordance with the provisions of Section 351.180 thereof, does hereby certify that:

Pursuant to the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Company, the Board of Directors on January 30, 2023 adopted a resolution authorizing the cancellation of the Certificate of Designations of 7.50% Series A Mandatory Convertible Preferred Stock filed with the Secretary of State of the State of Missouri on January 17, 2019 (the “Certificate of Designations”) which created a series of Two Million One Hundred Fifty-Six Thousand Two Hundred Fifty (2,156,250) shares of preferred stock, par value $0.01 per share, of the Company designated as the 7.50% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”);

No shares of such Mandatory Convertible Preferred Stock are issued and outstanding and no further shares of such Mandatory Convertible Preferred Stock will be issued pursuant to the Certificate of Designations; and

Pursuant to the authority conferred upon the Board of Directors by the Third Amended and Restated Articles of Incorporation of the Company and Section 351.180.7 of The General and Business Corporation Law of Missouri, which provides, in pertinent part, that the Board of Directors may eliminate from the Third Amended and Restated Articles of Incorporation of the Company all references to the Mandatory Convertible Preferred Stock by filing this certificate terminating the Certificate of Designations, the Board of Directors adopted the following resolutions:

NOW, THEREFORE, BE IT RESOLVED, no shares of Mandatory Convertible Preferred Stock are outstanding and none of such shares will be issued pursuant to the Certificate of Designations;

RESOLVED FURTHER, that the Board further authorizes and directs the officers of the Company to execute, deliver, and file such documents with the Secretary of State of the State of Missouri that such officers deem necessary pursuant to Section 351.180.7 of The General and Business Corporation Law of Missouri, including a Termination of Certificate of Designations of 7.50% Series A Mandatory Convertible Preferred Stock of Energizer Holdings, Inc., setting forth a copy of these resolutions; and

RESOLVED FURTHER, that when such certificate setting forth these resolutions becomes effective, it shall have the effect of eliminating from the Company’s Third Amended and Restated Articles of Incorporation (as such may be amended, modified or restated from time to time) all references to the Mandatory Convertible Preferred Stock, all of the shares that were designated as Mandatory Convertible Preferred Stock shall be returned to the status of authorized but unissued shares of preferred stock of the

Company, without designation as to series, and such shares of preferred stock may be eligible to be issued or reserved for other proper purposes.

IN WITNESS WHEREOF, Energizer Holdings, Inc. has caused this Certificate to be executed by its Executive Vice President, Chief Financial Officer this 7th day of February 2023.

By:	/s/ John J. Drabik
Name:	John J. Drabik
Title:	Executive Vice President, Chief Financial Officer